Notice of Annual Meeting, Proxy Statement and

2002 Stockholder Report


COMMUNITY CENTRAL BANK

COMMUNITY CENTRAL BANK CORPORATION

COMMUNITY CENTRAL BANK CORPORATION
100 North Main Street
Mount Clemens, MI 48043

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 15, 2003

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of COMMUNITY CENTRAL BANK CORPORATION will be held at the Fern Hill Country Club, 17600 Clinton River, Clinton Township, Michigan, on Tuesday, April 15, 2003, at 9:00 a.m., for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect three Class I directors for a three year term, as detailed in the accompanying proxy statement.

2. OTHER BUSINESS. To transact such other business as may properly be brought before the annual meeting, or any adjournments of the meeting.

Only those stockholders of record at the close of business on Tuesday, February 25, 2003, shall be entitled to notice of and to vote at the annual meeting or any adjournments or postponements thereof.

To ensure that your shares are represented at the annual meeting, please take the time to vote by signing, dating and mailing the enclosed proxy ballot which is solicited on behalf of the Corporation's Board of Directors. The proxy will not be used if you attend and vote at the annual meeting in person. **Regardless of the number of shares you own, your vote is very important. Please act today. We would appreciate receiving your proxy ballot by Tuesday, April 8, 2003.**

By Order of the Board of Directors,

David A. Widlak
Chairman of the Board
and Chief Executive Officer

Dated: March 17, 2003

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Community Central Bank Corporation
Letter to Shareholders

Dear Shareholders:

2002 was our best year yet. We posted double-digit growth and record-operating results, added to our capital base and ability to grow, expanded our mortgage subsidiary operations into new markets, and launched several initiatives aimed squarely at enhancing shareholder value. In addition, in January 2003 we welcomed former U.S. Representative David E. Bonior to our Board of Directors.

Record Results. Our net income rose 11% to $1.8 million, or $0.68 per share, from net income of $1.6 million or $0.62 per share, in 2001. We also saw substantial growth in our balance sheet: Total assets increased 22.4% to $287.6 million from $235.0 million at the close of 2001. Growth in commercial and residential real estate loans and commercial and industrial loans contributed to a 32% increase in total loans to $204.0 million from $154.2 million a year ago. Deposits also increased 4% to $200.7 million from $192.3 million at year-end 2001, with an 18% increase in non-interest bearing demand deposits.

At the year's end, non-accruing loans comprised only 0.41% of the total loan portfolio, while our allowance for loan losses stood at 1.65% of total loans outstanding.

Not just numbers. The important impact of Community Central Bank Corporation lies behind the numbers. The $150 million in mortgage originations in 2002 represents over 1,500 homes financed by our mortgage banking subsidiary, which translates into a housing solution for almost 6,000 people. Over the course of the year we have more than doubled the size of Community Central Mortgage, LLC and now operate offices in six markets: Anchorville, Dearborn, Livonia, Mount Clemens, Port Huron and Warren, Michigan.

Our commercial loan base supported hundreds of local companies, which in turn provided employment for thousands of employees. When you stop and think about the effect that a small community bank has on the economy you can see how important it is to provide local solutions to local financial challenges. We believe that it is incumbent upon organizations such as ours to support our community and our county during these difficult times. We accomplish this by being an integral part of our community. We know and understand how to work with local issues.

Positioning for Growth. We successfully completed a $10 million offering of trust-preferred securities allowing for our strategy of growth and positioning us to respond to other opportunities as they may arise. Trust-preferred securities have the additional advantage of being non-dilutive to holders of common stock.

Fulfilling our Mission. We believe in our Corporation, individually and collectively. One of our most important missions as a public company is to continuously improve shareholder value. We took several major steps in 2002 toward this goal. These share-enhancement initiatives included the institution of cash dividends, the establishment of a dividend re-investment program, and the implementation of a stock-repurchase program.

Looking forward. We are well positioned to maintain our momentum with capital, products and personnel in our marketplace.

In closing we would like to thank our fellow board members, our management staff and employees of Community Central Bank and Community Central Mortgage, LLC for their dedication and extraordinary effort this past year. We would also like to extend our sincere thanks to all of our shareholders for your continued trust and support.

Sincerely,

David A. Widlak
Chairman of the Board and Chief Executive Officer
Community Central Bank Corporation

Ronald R. Reed
President and Chief Executive Officer
Community Central Bank

COMMUNITY CENTRAL BANK CORPORATION
100 North Main Street
Mount Clemens, MI 48043

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement is furnished to stockholders of Community Central Bank Corporation in connection with the solicitation of proxies by its Board of Directors for use at the Corporation's annual meeting of stockholders and at any and all adjournments or postponements of the meeting. The annual meeting of stockholders is being held on Tuesday, April 15, 2003, at 9:00 a.m., at the Fern Hill Country Club, 17600 Clinton River, Clinton Township, Michigan. These proxy materials are first being mailed to our stockholders on or about March 17, 2003. Community Central Bank Corporation is referred to as the "Corporation" throughout this document.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its exercise. Unless the proxy is revoked, the shares represented by it will be voted at the annual meeting or any adjournment of the meeting. You may revoke your proxy before it is voted at the annual meeting by (i) submitting a new proxy with a later date; (ii) notifying the Corporation's Secretary at the above address that you revoke your previously submitted proxy; or (iii) voting in person at the annual meeting.

The entire cost of soliciting proxies will be borne by the Corporation. Proxies may be solicited by mail or telegraph, or by directors, officers, or regular employees of the Corporation or its subsidiary, in person or by telephone. The Corporation will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of common stock of the Corporation.

The Board of Directors, in accordance with the bylaws of the Corporation, has fixed the close of business on February 25, 2003, as the record date for determining the stockholders entitled to notice of and to vote at the annual meeting and at any and all adjournments and postponements of the meeting. At the close of business on the record date, the Corporation had 2,679,690 shares of common stock outstanding, with each outstanding share entitled to one vote.

A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes, if any, are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of the Corporation's common stock as of February 25, 2003, the voting record date for the annual meeting, by each of the directors and director nominees of the Corporation whose terms of office will continue after the annual meeting, each of the executive officers named in the summary compensation table on page 7, and all directors and executive officers of the Corporation as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after February 25, 2003, the voting record date for the annual meeting, are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person's percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of February 25, 2003, 2,679,690 shares of Corporation common stock were outstanding.

Name of Beneficial Owner	Amount Beneficially Owned (1)	Percent of Class Beneficially Owned
Gebran S. Anton	99,704 (2)	3.71%
David E. Bonior	0	0.00%
Joseph Catenacci	69,664 (3)	2.60%
Salvatore Cottone	78,883 (2)	2.93%
Celestina Giles	34,837 (4)	1.29%
Bobby L. Hill	27,524 (5)	1.03%
Joseph F. Jeannette	101,133 (2)	3.76%
Dean S. Petitpren	126,842 (2)	4.72%
Ronald R. Reed	31,263 (6)	1.16%
Michael D. Schwartz	46,758 (7)	1.74%
David A. Widlak	51,600 (8)	1.92%
Ray T. Colonius	26,450 (9)	0.98%
All directors and executive officers of the Corporation as a group (12 persons)	694,658 (10)	24.84%

(1) Some or all of the common stock listed may be held jointly with, or for the benefit of, spouses or relatives of, or various trusts established by, the person indicated.
(2) Includes options to purchase 10,256 shares exercisable within 60 days of February 25, 2003.
(3) Includes options to purchase 4,400 shares exercisable within 60 days of February 25, 2003.
(4) Includes options to purchase 13,871 shares exercisable within 60 days of February 25, 2003.
(5) Includes options to purchase 1,100 shares exercisable within 60 days of February 25, 2003.
(6) Includes options to purchase 20,963 shares exercisable within 60 days of February 25, 2003.
(7) Includes options to purchase 3,300 shares exercisable within 60 days of February 25, 2003.
(8) Includes options to purchase 9,300 shares exercisable within 60 days of February 25, 2003.
(9) Includes options to purchase 22,450 shares exercisable within 60 days of February 25, 2003.
(10) Includes options to purchase 116,408 shares exercisable within 60 days of February 25, 2003.

Based solely on our review of copies of reports filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, or written representations from persons required to file such reports, we believe that all filings required to be made were timely made in accordance with the requirements of the Securities Exchange Act of 1934.

The table below shows the beneficial ownership of the Corporation's common stock by each person who was known by the Corporation to own beneficially more than 5% of the Corporation's common stock as of February 25, 2003. To the best of the Corporation's knowledge, no other person owns more than 5% of the Corporation's outstanding common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock
Tontine Financial Partners, L.P. Tontine Management, L.L.C. Jeffrey L. Gendell 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830	156,400	5.9%

(1) Based on information in a Schedule 13D, dated January 9, 2003, filed by Tontine Financial Partners, L.P. ("TFP"), a Delaware limited partnership, Tontine Management, L.L.C. ("TM"), a Delaware limited liability company which is the general partner of TFP, and Jeffrey L. Gendell, who is the managing partner of TM. TFP, TM and Mr. Gendell have reported shared voting and shared dispositive power over all of the reported shares.

ELECTION OF DIRECTORS

General

The Corporation's articles of incorporation and bylaws provide that the number of directors, as determined from time to time by the Board of Directors, shall be no less than six and no more than 15. The Board of Directors has presently fixed the number of directors at 11. The articles of incorporation and bylaws further provide that the directors shall be divided into three classes, Class I, Class II and Class III, with each class serving a staggered three year term and with the number of directors in each class being as nearly equal as possible.

The Board of Directors has nominated Joseph Catenacci, Celestina Giles and David A. Widlak, as Class I directors for three year terms expiring at the Corporation's 2006 annual meeting of stockholders, and upon election and qualification of their successors. Each of the nominees is presently a Class I director of the Corporation whose term expires at the April 15, 2003 annual meeting of stockholders. The affirmative vote of a plurality of the votes cast is required for the nominees to be elected. This means that the nominees with the most affirmative votes are elected to fill the available seats. Accordingly, votes withheld and broker non-votes have no effect on the election of directors.

The other members of the Board, who are Class II and Class III directors, will continue in office in accordance with their previous elections until the expiration of their terms at the Corporation's 2004 or 2005 annual meetings of stockholders. See "Information About Directors and Nominees as Directors" below.

It is the intention of the persons named in the enclosed proxy to vote the proxy for the election of the three nominees. The proposed nominees for election as directors are willing to be elected and serve; but in the event that any nominee at the time of election is unable to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote the proxy for the person so selected. If a substitute nominee is not selected, the proxy will be voted for the election of the remaining nominees.

Information About Directors and Nominees as Directors

The following table shows certain information about the directors of the Corporation. The directors listed are those whose term of office will continue after the annual meeting, as well as those persons who have been nominated for election as a director. All of the directors listed are also directors of the Corporation's principal operating subsidiary, Community Central Bank, which is referred to in this document as the Bank.

Name, Age, Principal Occupation	Has Served as a Director Since	Year When Term of Office Expires
Gebran S. Anton, 70 Co-owner; Anton, Zorn & Associates (Commercial & Industrial Real Estate Brokerage) President; Gebran Anton Development Co. (Real Estate Development)	1996	2005
David E. Bonior, 57 Retired U.S. Congressman; U.S. Government, 1977 - 2003	2003	2006
Joseph Catenacci, 67 Chief Operating Officer; John Carlo, Inc. (Highway and Heavy Construction)	1996	2006
Salvatore Cottone, 62 President; Resco, Inc. (Real Estate Development)	1996	2004
Celestina Giles, 55 Retired Executive Secretary, Community Central Bank, 1996 - 2002	1996	2006
Bobby L. Hill, 70 County Commissioner; Macomb County Board of Commissioners	1996	2004
Joseph F. Jeannette, 58 Assistant Director; Utica Community Schools	1996	2005
Dean S. Petitpren, 60 President; Petitpren, Inc. (Beer Distribution)	1996	2004
Ronald R. Reed, 56 President and CEO of the Bank Vice Chairman of Community Central Bank Corporation	2000	2004
Michael D. Schwartz, 73 Vice President; Five Star Land Company (Real Estate Investment) 2001 - present Retired Circuit Court Judge Macomb County, 1986 - 2000	2001	2005
David A. Widlak, 54 Chairman of the Board and Chief Executive Officer of the Corporation, 2000 - present Investor / Consultant	1999	2006

In addition to serving as a member of the Board of Directors, Mr. Widlak serves as Chairman of the Corporation, Mr. Reed serves as Vice-Chairman of the Corporation, Mr. Cottone serves as Chairman of the Board of the Bank and Mr. Petitpren serves as President of the Corporation. Each of the directors has held the principal occupation listed in the table above for at least the past five years except as specifically indicated otherwise.

Board of Directors Meetings and Committees; Director Compensation

The Corporation has standing Audit and Compensation Committees of the Board of Directors. The entire Board of Directors serves as the Corporation's Nominating Committee.

The members of the Audit Committee consist of Salvatore Cottone (Chairman), Bobby L. Hill, Joseph F. Jeannette and Michael D. Schwartz. Each of the members of the Audit Committee is independent as that term currently is defined under the The Nasdaq Stock Market Rules. The Audit Committee's responsibilities include selecting, terminating or reappointing the Corporation's independent auditors, reviewing the scope of proposed audits and the procedures to be used, and the results of the audits, reviewing the adequacy and effectiveness of accounting and financial controls, and reviewing the internal auditing function and the financial statements of the Corporation.

The members of the Compensation Committee consist of Dean S. Petitpren (Chairman), Joseph Catenacci and Joseph F. Jeannette. The Compensation Committee's responsibilities include considering and recommending to the Board of Directors any changes in compensation and benefits for officers of the Corporation. The Compensation Committee is also responsible for administering the option plans and benefit plans of the Corporation.

The Nominating Committee is responsible for reviewing and making recommendations to the Board of Directors as to its size and composition and recommending to the Board of Directors candidates for election as directors at the annual meetings, and filling any vacancies that may occur between annual meetings. The Nominating Committee will consider as potential nominees persons recommended by stockholders. Recommendations should be submitted to the Nominating Committee in care of Lisa M. Medlock, Secretary of the Corporation. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies such person for consideration, and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the advance notice and other requirements detailed in the Corporation's articles of incorporation.

During the year ended December 31, 2002, there were a total of ten meetings of the Board of Directors of the Corporation. Each director attended at least 75% of the total number of meetings of the Board of Directors and committees of the Board on which the director served that were held in 2002 during the period that the director served. There were five meetings of the Audit Committee and five meetings of the Compensation Committee during 2002.

Each member of the Board of Directors receives $1,500 per month, in aggregate, for services as a director of the Corporation and the Bank. In addition, Messrs. Salvatore Cottone, Bobby L. Hill, Ronald R. Reed and David A. Widlak receive $500 a month for serving as members of the Management Committee of Community Central Mortgage Company, LLC, the Corporation's mortgage company subsidiary.

Under the Corporation's 2002 Incentive Plan, which was approved by the Stockholders at the Corporation's annual meeting held in April 2002, each director is awarded 300 shares of common stock of the Corporation annually. The awards are made each year, on the first business day of the month following the annual meeting of stockholders, from 2002 through 2010, during the period that the director serves on the Board. This plan provides for awards to be made with respect to a maximum of 130,000 shares of common stock of the Corporation, of which up to 40,000 shares are available for awards to directors and the remainder are to be available for awards to employees.

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Corporation filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Corporation specifically incorporates this report by reference.

The members of the Audit Committee consist of Salvatore Cottone, Bobby L. Hill, Joseph F. Jeannette and Michael D. Schwartz. Each of the members of the Audit Committee is independent as that term currently is defined under the The Nasdaq Stock Market Rules. The Audit Committee's responsibilities include selecting, terminating or reappointing the Corporation's independent auditors, reviewing the scope of proposed audits and the procedures to be used, and the results of the audits, reviewing the adequacy and effectiveness of accounting and financial controls, and reviewing the internal auditing function and the financial statements of the Corporation.

The Audit Committee operates under a written charter adopted by the Board of Directors. The complete text of the charter was attached to the Corporation's 2002 Proxy Statement which is filed with the SEC.

Management has the primary responsibility for the financial statements and the reporting process, including the Corporation's systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2002 with management, including a discussion of the quality and the acceptability of the Corporation's financial reporting and controls.

The Audit Committee reviewed with the independent auditors, Plante & Moran, PLLC, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of the Corporation's financial reporting and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 and No. 90 (Communications with Audit Committees). In addition, the Audit Committee has discussed with Plante & Moran PLLC the auditors' independence from management and the Corporation, including the matters in the auditors' written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has considered the compatibility of the providing of non-audit services with maintaining the auditors' independence.

The Audit Committee also discussed with the Corporation's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

The Company's Chief Executive Officer and Chief Financial Officer also reviewed with the Audit Committee the certifications that each such officer will file with the SEC pursuant to the SEC's order dated June 27, 2002 requiring the filing of sworn statements and the requirements of Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Management also reviewed with the Audit Committee the policies and procedures it has adopted to ensure the accuracy of such certifications.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee also evaluated and recommended to the Board the appointment of Plante & Moran, PLLC as the Corporation's independent auditors for 2003.

Audit Committee

Salvatore Cottone
Bobby L. Hill
Joseph F. Jeannette
Michael D. Schwartz

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary information concerning compensation awarded to, earned by or paid to the named executives for services rendered by each of them in all capacities with the Corporation and Community Central Bank. No other executive officer received aggregate compensation, which includes salary and bonus, exceeding $100,000, for services rendered in 2002. Each of the named executives received perquisites and other personal benefits in addition to his salary and bonus during the periods stated; however, the aggregate amount of these perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of his or her respective total annual salary and bonus and, therefore, this information has been omitted as permitted by the rules of the SEC.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary(1)	Bonus	Options	All Other Compensation(2)
David A. Widlak,	2002	$72,322	$40,000	$12,000	$0
Chairman of the Board	2001	15,000	40,000	0	0
and CEO of the Corporation	2000	12,000	15,000	0	0
Ronald R. Reed,	2002	$170,070	$35,000	12,000	$5,596
President and CEO of the	2001	144,615	25,000	20,000	644
Bank and Vice-Chairman	2000	38,462	15,000	8,271	0
of the Corporation					
Ray T. Colonius,	2002	$108,596	$30,000	5,000	$4,158
Treasurer of the Corporation	2001	90,946	20,000	20,000	2,728
and Sr. VP & CFO of the Bank	2000	78,846	20,000	9,930	923

(1) Includes director fees paid to Mr. Widlak and Mr. Reed for each of the periods reported. Mr. Widlak's salary amount for 2001 and 2000 consisted solely of director fees.

(2) These amounts represent contributions made by the Bank to the 401(k) plan account of the named executive officer.

Options Granted in 2002

The following table provides information on options granted to the named executive officers during the year ended December 31, 2002. No stock appreciation rights have been granted by the Corporation.

	Individual Grants			
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2002	Exercise or Base Price Per Share	Expiration Date
David A. Widlak	12,000	23%	$8.50	05-13-2012
Ronald R. Reed	12,000	23%	$8.50	05-13-2012
Ray T. Colonius	5,000	10%	$8.50	05-13-2012

Aggregated Stock Option Exercises in 2002 and Year End Option Values

The following table provides information on the exercise of stock options during the year ended December 31, 2002, by the named executive officers, and the value of unexercised options at December 31, 2002. The "Value of Unexercised 'In-the-Money Options' at 12-31-2002" is calculated by subtracting the exercise price of the option from the fair market value of the underlying common stock. For purposes of the following table, fair market value is deemed to be $9.53 per share, the average of the closing high bid and low asked prices reported by the Nasdaq National Market as of December 31, 2002. No stock appreciation rights have been granted by the Corporation.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at 12-31-2002 Exercisable / Unexercisable	Value of Unexercised "In-the-Money" Options at 12-31-2002 Exercisable / Unexercisable
David A. Widlak	---	---	9,300 / 7,100	$14,001 / $ 8,787
Ronald R. Reed	---	---	20,963 / 19,308	$63,023 / $56,353
Ray T. Colonius	---	---	22,020 / 12,910	$71,174 / $48,686

CERTAIN TRANSACTIONS

The Bank has had, and expects to have in the future, loan and other financial transactions in the ordinary course of business with the Corporation's directors, executive officers, and principal stockholders and their associates. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and (iii) in the opinion of management, did not involve more than the normal risk of collectibility, or present other unfavorable features. As of December 31, 2002, the Bank had outstanding 22 loans to the directors and executive officers of the Corporation, totaling approximately $5.1 million in aggregate amount with an additional $3.3 million under commitments.

During 2002, the main office building of the Corporation and the Bank was being leased from T.A.P. Properties, LLC, a company owned by two of the Corporation's directors, Gebran Anton and Dean Petitpren. The lease commenced in 1996 and was for a term of 15 years. The monthly lease payments were $12,500 per month and increased to $16,531 per month in the final five years of the lease. The term of the lease and rent payment at the time the lease was entered into were similar to those prevailing for comparable leases in the local market. On January 3, 2003, the Bank purchased the main office building of the Corporation and Bank and adjacent property known as 120 North Main Street from T.A.P. Properties, LLC for $2,600,000. The adjacent property was purchased for further expansion of the corporate and banking operations. The transaction was approved by the Board of Directors of the Corporation and Bank. Additionally, the appropriate regulatory agencies were also advised of the transaction in advance. Management believes the transaction to be strategically beneficial and provides current and future cost savings to the Corporation.

SELECTION OF INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors has reappointed Plante & Moran, PLLC as the Corporation's principal independent auditor for the year ending December 31, 2003. Representatives of Plante & Moran, PLLC plan to attend the annual meeting of Stockholders, will have the opportunity to make a statement if they desire to do so, and will respond to appropriate questions by stockholders.

Audit Fees

The aggregate fees billed to the Corporation for 2002 by the Corporation's principal accounting firm, Plante & Moran PLLC, are as follows:

Audit Fees	$115,545
Financial Information Systems Design and Implementation Fees	----
All Other Fees	35,090
Total	$150,635

The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditors' independence.

SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Any proposal submitted by a stockholder for the 2004 annual meeting of stockholders should be sent to Lisa Medlock; Corporate Secretary, at 100 North Main Street, PO Box 7, Mount Clemens, MI 48046-0007. Proposals must be received by November 18, 2003, in order to be eligible to be included in the Corporation's proxy statement for that meeting.

OTHER MATTERS

The Board of Directors does not know of any other matters to be brought before the annual meeting. If other matters are presented upon which a vote may properly be taken, it is the intention of the persons named in the proxy to vote the proxies in accordance with their best judgment.

COMMUNITY CENTRAL BANK CORPORATION

Independent Auditor's Report

and

Stockholder Report

December 31, 2002

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Independent Auditor's Report

Board of Directors and Stockholders
Community Central Bank Corporation
Mount Clemens, Michigan

We have audited the accompanying consolidated balance sheet of Community Central Bank Corporation as of December 31, 2002, and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flow for the years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Central Bank Corporation as of December 31, 2002, and 2001, and the results of its income and cash flow for the years ended December 31, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran PLLC

PLANTE & MORAN, PLLC
January 24, 2003

Community Central Bank Corporation
Consolidated Balance Sheet

	December 31,	
	2002	2001
Assets	(in thousands)	
Cash and Cash Equivalents		
Cash and due from banks (Note 2)	$6,405	$6,892
Federal funds sold	3,000	21,200
Total Cash and Cash Equivalents	$9,405	28,092
Securities available for sale, at fair value (Note 3)	57,200	44,328
Investment securities, at amortized cost (Note 3)	1,290	1,207
FHLB stock	2,219	875
Residential mortgage loans held for sale	11,245	5,010
Loans (Note 4)		
Residential mortgage loans	46,322	21,200
Commercial loans	152,044	128,174
Installment loans	5,683	4,837
Total Loans	204,049	154,211
Allowance for credit losses (Note 5)	(3,377)	(2,930)
Net Loans	200,672	151,281
Net property and equipment (Note 6)	1,886	1,777
Accrued interest receivable	1,270	1,248
Other real estate	320	----
Other assets	2,129	1,218
Total Assets	$287,636	$235,036

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Balance Sheet

	December 31,	
	2002	2001
Liabilities	(in thousands, except share data)	
Deposits		
Noninterest bearing demand deposits	$32,235	$27,188
NOW and money market accounts	31,565	19,185
Savings deposits	5,332	7,572
Time deposits (Note 7)	131,587	138,369
Total deposits	200,719	192,314
Repurchase agreements (Note 8)	8,006	6,739
Federal Home Loan Bank advances (Note 9)	44,388	13,400
Accrued interest payable	483	438
Other liabilities	621	304
Capitalized lease obligation (Note 10)	951	993
ESOP note payable (Note 11)	321	371
Guaranteed preferred beneficial interest in the Corporation's subordinated debentures (Note 12)	10,000	----
Total Liabilities	265,489	214,559
Stockholders' Equity (Note 13)		
Common stock ($5 stated value; 9,000,000 shares authorized, and 2,665,778 issued and outstanding at 12-31-2002 and 2,661,922 at 12-31-2001)	13,329	13,309
Additional paid-in capital	5,035	5,009
Accumulated surplus	3,759	2,368
Unearned employee benefit	(321)	(371)
Accumulated other comprehensive income	345	162
Total Stockholders' Equity	22,147	20,477
Total Liabilities and Stockholders' Equity	$287,636	$235,036

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Income

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Interest Income			
Loans (including fees)	$12,284	$12,633	$14,433
Securities	2,392	1,927	978
Federal funds sold	280	974	1,269
Total Interest Income	14,956	15,534	16,680
Interest Expense			
Deposits	4,936	7,380	8,556
Repurchase agreements	146	178	137
Federal Home Loan Bank advances	1,016	294	----
Capitalized lease obligation	130	135	137
ESOP loan interest expense	17	28	42
Interest expense of guaranteed preferred beneficial interest in Corporation's subordinated debentures	288	----	----
Total Interest Expense	6,533	8,015	8,872
Net Interest Income	8,423	7,519	7,808
Provision for credit losses (Note 5)	755	475	855
Net Interest Income after Provision for Credit Losses	7,668	7,044	6,953
Noninterest Income			
Deposit service charges	213	258	252
Net realized security gain	262	285	----
Mortgage banking income	4,847	918	5
Other income	189	314	307
Total Noninterest Income	5,511	1,775	564
Noninterest Expense			
Salaries, benefits and payroll taxes (Note 14)	6,447	3,217	2,143
Net occupancy expense	1,155	869	728
Other operating expense (Note 15)	2,939	2,275	2,404
Total Noninterest Expense	10,541	6,361	5,275
Income Before Taxes	2,638	2,458	2,242
Provision for Income Tax Expense (Note 16)	828	832	818
Net Income	$1,810	$1,626	$1,424

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Income
(continued)

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Per share data:			
Basic earnings	$0.69	$0.62	$0.55
Diluted earnings	$0.68	$0.62	$0.55
Cash Dividends	$0.15	$ ----	$ ----

Community Central Bank Corporation
Consolidated Statement of Comprehensive Income

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Net Income as Reported	$1,810	$1,626	$1,424
Other Comprehensive Income			
Change in unrealized gain on securities available for sale, net of tax of $94 in 2002, $47 in 2001, and $113 in 2000	183	91	215
Comprehensive Income	$1,993	$1,717	$1,639

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Employee Benefits	Accumulated Other Comprehensive Income (Loss)	Total Equity
			(in thousands)			
Balance January 1, 2000	$12,100	$6,226	($682)	($471)	($144)	$17,029
Stock split	1,209	(1,210)	----	----	----	(1)
Net income for 2000	----	----	1,424	----	----	1,424
Release of ESOP shares	----	----	----	50	----	50
Other comprehensive income	----	----	----	-----	215	215
Balance December 31, 2000	$13,309	$5,016	$742	($421)	$71	$18,717
Net income for 2001	----	----	1,626	----	----	1,626
Release of ESOP shares	----	(7)	----	50	----	43
Other comprehensive income	----	----	----	-----	91	91
Balance December 31, 2001	$13,309	$5,009	$2,368	($371)	$162	$20,477
Cash dividend	----	----	(401)	----	----	(401)
Stock options exercised	45	23	----	----	----	68
Repurchase 5,000 shares	(25)	----	(18)	----	----	(43)
Net income for 2002	----	----	1,810	----	----	1,810
Release of ESOP shares	----	3	----	50	----	53
Other comprehensive income	----	----	----	-----	183	183
Balance December 31, 2002	$13,329	$5,035	$3,759	($321)	$345	$22,147

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Cash Flow

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Operating Activities			
Net income	$1,810	$1,626	$1,424
Adjustments to reconcile net income to net cash flow from operating activities:			
Net accretion of security discount	460	115	6
Net gain on calls of securities	(262)	(285)	----
Provision for credit losses	755	475	855
Depreciation expense	429	367	342
Loss on disposal of property and equipment	12	----	----
Deferred income tax (benefit) expense	----	(232)	33
ESOP compensation expense	53	43	37
Increase in accrued interest receivable	(22)	(1)	(404)
(Increase) decrease in other assets	(1,004)	143	(337)
Increase (decrease) in accrued interest payable	45	(552)	548
Increase (decrease) in other liabilities	447	181	(141)
Increase in loans held for sale	(6,235)	(5,010)	----
Increase in other real estate	(320)	----	----
Net Cash (Used In) Provided by Operating Activities	(3,832)	(3,130)	2,363
Investing Activities			
Maturities, calls, and prepayments of securities available for sale	53,541	31,959	4,561
Purchases of securities available for sale	(66,334)	(57,471)	(13,189)
Maturities, calls, and prepayments of investment securities	592	481	2,505
Purchases of investment securities	(2,019)	(429)	----
(Increase) decrease in loans	(50,146)	1,853	(15,079)
Purchases of property and equipment	(558)	(271)	(322)
Proceeds from sale of property and equipment	7	----	----
Net Cash Used in Investing Activities	(64,917)	(23,878)	(21,524)
Financing Activities			
Net increase in demand and savings deposits	15,187	5,706	1,530
Net (decrease) increase in time deposits	(6,782)	469	21,763
Net increase in short term borrowings	1,267	2,582	2,552
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	10,000	----	----
Net increase in FHLB advances	30,988	13,400	----
Repayment of capitalized lease obligation	(172)	(19)	(13)
Payment of ESOP debt	(50)	(50)	(50)
Fractional shares paid on stock split	----	----	(1)
Stock options exercised	68	----	----
Cash dividends paid	(401)	----	----
Repurchase of stock	(43)	----	----
Net Cash Provided by Financing Activities	50,062	22,088	25,781
(Decrease) increase in Cash and Cash Equivalents	(18,687)	(4,920)	6,620
Cash and Cash Equivalents at the Beginning of the Period	28,092	33,012	26,392
Cash and Cash Equivalents at the End of the Period	$9,405	$28,092	$33,012
Supplemental Disclosure of Cash Flow Information			
Interest paid	$6,488	$8,567	$8,324
Federal Taxes Paid	$1,035	$935	$1,056

The accompanying notes are an integral part of the financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Community Central Bank Corporation (the "Corporation") conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets.

Principles of Consolidation: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Community Central Capital Trust I, Community Central Bank (the "Bank") and Community Central Mortgage Company, LLC ("the Mortgage Company"). All significant intercompany transactions are eliminated in consolidation. The ownership structure of the Mortgage Company consists of two members, Community Central Bank and Community Central Bank Corporation, owning 99% and 1% of the Mortgage Company, respectively.

Nature of Operations: Community Central Bank Corporation is the bank holding company for Community Central Bank in Mount Clemens, Michigan. The Corporation opened for business in October 1996 and serves businesses and consumers across Macomb County with a full range of lending, deposit and Internet banking services. The Bank operates a Loan Center in Port Huron, Michigan, serving small to medium-sized businesses in the St. Clair County area, and owns a mortgage subsidiary, Community Central Mortgage Company, LLC with locations in Mount Clemens, Warren, Dearborn and Livonia. The Corporation's common shares trade on the Nasdaq National Market under the symbol "CCBD."

Securities: On the balance sheet, investment securities (i.e., those which the Corporation has the ability and positive intent to hold to maturity) are stated at cost, adjusted for amortization of premium and accretion of discount. Securities classified as available for sale are those that may be sold in the future to meet investment objectives of quality, liquidity, and yield, and to avoid significant market deterioration. Securities available for sale are reported at estimated fair value. Unrealized gain or loss on securities available for sale is recorded (net of tax) as a component of other comprehensive income, in the equity section of the balance sheet. Gain or loss on sales or calls of securities is computed based on the amortized cost of the specific security.

Loans: Loans are generally reported at the principal amount outstanding, net of unearned income. Non-refundable loan origination fees and certain direct loan origination costs are deferred and included in interest income over the term of the related loan as a yield adjustment. Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid interest accrued is reversed. Interest accruals are generally resumed when all delinquent principal and/or interest has been brought current or the loan becomes both well secured and in the process of collection.

Loans Held for Sale: Loans held for sale consist of fixed rate residential mortgage loans with maturities of 15 to 30 years. Such loans are recorded at the lower of aggregate cost or estimated fair value.

Allowance for Credit Losses: The allowance for credit losses is maintained at a level considered by management to be adequate to absorb losses inherent in existing loans and loan commitments. The adequacy of the allowance is based on evaluations that take into consideration such factors as prior loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific impaired or problem loans and commitments, and current and anticipated economic conditions that may affect the borrower's ability to pay.

Foreclosed Assets: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value are the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, generally computed using a declining balance method, is charged to operations over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

Stock Splits and Dividends: The Corporation issued additional shares of common stock to its shareholders in 2000 for the purpose of effecting a reduction in the unit price of the shares and obtaining a wider distribution and improved marketability of the shares. The additional shares issued were not intended to be a distribution of earnings.

Earnings Per Share: Basic earnings per share are based on the weighted average number of shares outstanding during the period. For earnings per share, committed-to-be-released and allocated shares of the "ESOP" are considered outstanding. Diluted earnings per share are adjusted for the dilutive effects of stock options, where applicable. Outstanding shares are retroactively adjusted for stock splits.

Weighted average shares reconciliation is as follows:

	Year Ended December 31,		
	2002	2001	2000
	(in thousands of shares)		
Basic	2,622	2,610	2,604
Effect of stock options	26	3	----
Diluted	2,648	2,613	2,604

Stock Options: Options granted under the Corporation's plans are accounted for using the intrinsic value method. Using this method, compensation expense is recorded at the amount by which the market price of the underlying stock exceeds the option's exercise price at the grant date. Under the Corporation's plans, the exercise price of options granted equals the fair value of the stock at the grant date. Accordingly, no compensation expense is recognized as a result of stock option awards. The Corporation has adopted the pro forma disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) 123, *"Accounting for Stock-Based Compensation."*

Comprehensive Income: Accounting principles generally require that recognized revenue, expense, gain, and loss be included in net income. Certain changes in assets and liabilities, such as unrealized gain or loss on securities available for sale, are reported as a separate component of equity. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income at December 31, 2002, 2001 and 2000 consists solely of unrealized gain and losses on available for sale securities, net of tax.

Recent Accounting Pronouncements: In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued. SFAS 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. Changes in the fair value of derivative instruments are to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designated part of a hedge transaction. SFAS 133 was adopted by the Corporation in 2000, and did not have a material effect on the consolidated financial position or results of operations. In November 2000, the FASB issued Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FASB No. 140). This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The impact of FASB No. 140 as of December 31, 2002 was not material to the consolidated financial statements.

(2) Cash and Due from Banks

The Bank is required to maintain cash on hand or noninterest bearing deposits with the Federal Reserve Bank, based on a percentage of the Bank's deposits. The requirement is met using a combination of vault cash and deposits made using a pass-through relationship with a correspondent bank. As of December 31, 2002, no reserves were required.

(3) Securities

The following table shows the amortized cost and estimated fair value of the Corporation's security portfolios as of the dates indicated:

December 31, 2002

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
Securities Available for Sale				
United States Government agencies	$15,705	$188	$ ----	$15,893
Mortgage backed securities	9,244	151	(3)	9,392
Collateralized mortgage obligations	20,846	120	(17)	20,949
Municipal securities	10,881	153	(68)	10,966
Total Securities Available for Sale	56,676	612	(88)	57,200
Investment Securities				
Mortgage backed securities	1,290	61	----	1,351
Total Investment Securities	1,290	61	----	1,351
Total Securities	$57,966	$673	($88)	$58,551

December 31, 2001

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
Securities Available for Sale				
United States Government agencies	$22,089	$111	($29)	$22,171
Mortgage backed securities	2,440	33	(2)	2,471
Collateralized mortgage obligations	13,874	176	(17)	14,033
Municipal securities	5,678	26	(51)	5,653
Total Securities Available for Sale	44,081	346	(99)	44,328
Investment Securities				
Mortgage backed securities	1,207	26	----	1,233
Total Investment Securities	1,207	26	----	1,233
Total Securities	$45,288	$372	($99)	$45,561

The amortized cost and estimated fair value of securities, generally by contractual maturity at December 31, 2002, are as follows:

	Securities Available for Sale		Investment Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Within one year	$21,806	$21,837	$220	$222
After one year but within five years	22,123	22,479	1,070	1,129
After five years but within ten years	12,503	12,638	----	----
After ten years	244	246	----	----
	$56,676	$57,200	$1,290	$1,351
Memo:				
Total variable rate securities Included above	7,632	7,699	----	----

The preceding table shows securities generally by contractual maturity. Actual maturities may differ from contractual maturities because issuers (or underlying borrowers) may have the right to call or prepay obligations. Securities which are not due at a single maturity date, such as mortgage backed securities, have been allocated to maturity groupings based on average expected life. Average expected life is based on the best available prepayment estimates as of year end.

Investment securities of $45,031,000 were pledged at December 31, 2002 to secure short term repurchase agreements and partially secure Federal Home Loan Bank advances.

(4) Loans

Certain Directors and Executive Officers of the Corporation and their associates are loan customers of the Bank. Such loans were made in the ordinary course of business and do not involve more than a normal risk of collectibility. The outstanding loan balance for these persons amounted to $5,136,000 and $4,041,000 at December 31, 2002 and 2001, respectively. The total unused commitments related to these loans were $3,328,000 at December 31, 2002. During 2002, new loans and advances were $1,411,000, while repayments totalled $316,000.

The Bank grants loans to customers who reside primarily in Macomb and St. Clair Counties. Although the Bank has a diversified loan portfolio, a substantial portion of the local economy has traditionally been dependent upon the automotive industry. Additionally, the Bank had approximately $57,892,000 in outstanding loans at December 31, 2002, to commercial borrowers in the real estate rental and property management industry.

A summary of portfolio loans is as follows:

	December 31, 2002		December 31, 2001		%
	Balance	Percentage	Balance	Percentage	Increase/ Decrease
	(in thousands, except percentage)				
Commercial real estate	$122,917	60.2%	$104,460	67.7%	17.7%
Commercial and industrial	29,127	14.3	23,714	15.4	22.8
Residential real estate	41,373	20.3	17,497	11.4	136.5
Home equity	4,949	2.4	3,703	2.4	33.6
Consumer loans	5,161	2.5	4,324	2.8	19.4
Credit card loans	522	0.3	513	0.3	1.8
Total loans	$204,049	100.00%	$154,211	100.0%	32.3%

(5) Allowance for Credit Losses

A summary of the activity in the allowance for credit losses is as follows:

	2002	2001
	(in thousands)	
Balance, beginning of the period	$2,930	$2,654
Provision	755	475
Charge-offs	(468)	(261)
Recoveries	160	62
Balance, end of year	$3,377	$2,930
As a percentage of total portfolio loans	1.65%	1.90%

Community Central Bank Corporation
Notes to Consolidated Financial Statements

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. Management believes that the allowance for credit losses at December 31, 2002 is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay the loan principal. Since management immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these loans is generally limited to cash collection of interest.

The Corporation considers a loan impaired when it is probable that all interest and principal will not be collected in accordance with the contractual terms of the loan agreement. Consistent with this definition, all nonaccrual and reduced-rate loans (with the exception of residential mortgages and consumer loans) are considered impaired. The Corporation had $1,165,000 in loans and other real estate owned classified as nonperforming at December 31, 2002 and $2,582,000 at December 31, 2001.

A summary of nonperforming assets is as follows:

	December 31, 2002	December 31, 2001
	(In thousands)	
Impaired loans:		
Nonaccrual	$839	$2,572
Total nonaccruing loans	$839	$2,572
Loans past due 90 days and still accruing interest:		
Commercial	$ ----	$ ----
Residential real estate	----	----
Installment	6	10
Total loans past due 90 days and still accruing interest	$6	$10
Total nonaccruing and loans past due 90 days and still accruing interest	$845	$2,582
Other real estate owned	320	----
Total nonperforming assets	$1,165	$2,582
Total nonaccruing loans as a percentage of total loans	0.41%	1.67%
Total nonaccruing loans and loans past due 90 days or more and still accruing interest as a percentage of total loans	0.41%	1.67%
Total nonperforming assets as a percentage of total assets	0.41%	1.10%

(6) Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2002	2001
	(in thousands)	
Buildings (under capitalized lease)	$1,000	$1,000
Leasehold improvements	1,192	1,145
Furniture and equipment	1,930	1,447
Vehicles	28	51
	4,150	3,643
Less accumulated depreciation and amortization	2,264	1,866
Net property and equipment	$1,886	$1,777

(7) Time Deposits

The total amount of jumbo certificates of deposit ($100,000 and over) as of December 31, 2002, was $77,670,000.

As of December 31, 2002, scheduled maturities of all time deposits are as follows:

Year ending December 31,	(in thousands)
2003	$75,567
2004	44,201
2005	8,221
2006	496
2007	1,846
Subsequent years	1,256
Total time deposits	$131,587

(8) Short Term Borrowings

Short term borrowings at December 31, 2002, consist of securities sold with an agreement to repurchase. Repurchase agreements generally mature within one day. Following are details of short term borrowings for the dates or periods indicated:

	2002	2001
	(in thousands)	
Amount outstanding at end of year	$8,006	$6,739
Weighted average interest rate on ending balance	1.25%	1.75%
Average amount outstanding during the year	$8,813	$6,238
Weighted average interest rate during the year	1.67%	2.86%
Maximum amount outstanding at any month end during the year	$10,932	$9,160

(9) FHLB Advances

In June of 2001, the Corporation started to borrow long-term advances from the FHLB to fund fixed rate instruments and to minimize the interest rate risk associated with certain fixed rate commercial mortgage loans and investment securities. These advances are secured under a blanket security agreement by first mortgage loans and the pledging of certain securities.

FHLB advances outstanding were as follows:

	December 31, 2002		December 31, 2001	
	Ending Balance	Average rate at end of period	Ending Balance	Average rate at end of period
	(in thousands, except percentages)			
Short-term FHLB advances	$11,000	2.91%	$1,000	3.15%
Long-term FHLB advances	33,388	4.26%	12,400	5.22%
	$44,388	3.92%	$13,400	5.06%

Long-term advances comprised 24 advances with maturities ranging from January 2004 to December 2012.

The principal maturities of long-term advances outstanding at December 31, 2002 are as follows:

Year ending December 31,	(in thousands)
2004	7,000
2005	2,000
2006	3,000
2007	6,000
Subsequent years	15,388
Total	$33,388

(10) Leases

In 1996, the Corporation entered into a 15 year lease commitment for its office with an entity owned by two Directors. The lease has been treated as a capitalized lease obligation, and was recorded at the net present value of the future minimum lease payments of $1,000,000, at an interest rate of approximately 13%. On January 3, 2003, the Bank purchased the main office building of the Corporation and Bank and adjacent property known as 120 North Main Street from T.A.P. Properties, LLC for $2,600,000. The adjacent property was purchased for further expansion of the corporate and banking operations.

Operating expense includes rentals on a leased facility and certain equipment in the amount of $345,000 for 2002 and $173,000 for 2001, respectively. Following is a schedule of future minimum rental payments required under operating leases that have remaining lease terms in excess of one year as of December 31, 2002:

Year ending December 31,	(in thousands)
2003	208
2004	189
2005	164
2006	115
2007	----
Total minimum rental payments	$676

(11) ESOP Note Payable

In 1999, the ESOP entered into a 10 year note payable with an outside financial institution as a part of the Bank's employee stock ownership plan ("ESOP"). The terms of the note include a variable rate payable, due in monthly installments to 2009, floating at prime rate which was 4.25% at December 31, 2002. The Corporation has guaranteed the loan, with the ESOP stock pledged as collateral. In addition, the Bank has issued a letter of credit supporting the note payable. Since ESOP debt is guaranteed by the Corporation, it is reflected on the consolidated balance sheet as a liability with a related amount shown as a reduction in the stockholders' equity.

As of December 31, 2002, scheduled maturities of the ESOP note payable are as follows:

	(in thousands)
2003	50
2004	50
2005	50
2006	50
2007	50
Subsequent years	71
	$321

(12) Guaranteed Preferred Beneficial Interest in the Corporation's Subordinated Debentures

Community Central Capital Trust I, a business trust subsidiary of the Corporation sold 10,000 Cumulative Preferred Securities ("trust preferred securities") at $1,000.00 per trust preferred security in June 2002. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from the Corporation. The trust preferred securities carry a variable rate of interest at the three month libor plus 365 basis points, have a stated maturity of 30 years, and, in effect, are guaranteed by the Corporation. The securities are redeemable at par after 5 years. Distributions on the trust preferred securities are payable quarterly on March 30, June 30, September 30 and December 30. The first distribution was paid on September 30, 2002. Under certain circumstances, distributions may be deferred for up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions at the rate of the three month libor plus 365 basis points. The trust preferred securities are carried on the Corporation's consolidated balance sheet as a liability and the interest expense is recorded on the Corporation's consolidated statement of income.

The trust preferred securities qualify for up to 25% of Tier I Capital. Any amount in excess of this limit may be included in Tier 2 Capital.

(13) Stockholders' Equity

The Corporation and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet these requirements can initiate certain mandatory (and possible additional discretionary) actions by regulators. These actions, if undertaken, could have a material effect on the Corporation's financial position. Under capital adequacy guidelines, the Corporation and the Bank must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items. Capital amounts are also subject to qualitative judgments by the regulators about individual components, risk-weightings, and other factors.

Quantitative measures established by regulation require the Corporation and the Bank to maintain minimum amounts and ratios of Tier I capital and total capital (as defined in the regulations) to risk-weighted assets. The Corporation and the Bank are also subject to a minimum Tier I leverage ratio expressed as a percentage of quarterly average assets (as defined). The Corporation is further subject to leverage ratios consisting of primary capital and total capital as a percentage of assets at period end. Management believes, as of December 31, 2002, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as "well capitalized." There have been no events or conditions since that notification that management believes have changed the Bank's category.

The following table shows the Corporation's and the Bank's actual capital amounts and ratios as of December 31, as well as certain minimum requirements:

	2002		2001		Minimum Ratio for Capital Adequacy Purposes	Ratio to be "Well Capitalized"
	Capital	Ratio	Capital	Ratio		
	(in thousands)					
Tier I capital to risk-weighted assets						
Consolidated	$29,067	14.06%	$20,309	12.14%	4%	NA
Bank only	28,313	13.72%	19,338	11.56%	4%	6%
Total capital to risk-weighted assets						
Consolidated	34,394	16.64%	22,410	13.40%	8%	NA
Bank only	30,903	14.97%	21,439	12.82%	8%	10%
Primary capital to assets						
Consolidated	32,444	11.28%	23,239	9.89%	5.5%	NA
Total capital to assets						
Consolidated	32,444	11.28%	23,239	9.89%	6%	NA
Tier I capital to quarterly average assets						
Consolidated	29,067	10.40%	20,309	8.97%	4%	NA
Bank only	28,313	10.14%	19,338	8.54%	4%	5%

(14) Benefit Plans

Defined Contribution Plan - The Corporation has a 401(k) Plan which is a defined contribution savings plan for employees. Employer contributions are discretionary and are determined annually by the Board of Directors. Employer contributions of $55,000, $36,000 and $31,000 were paid or accrued for the periods ended December 31, 2002, 2001 and 2000.

Employee Stock Ownership Plan - During the second quarter of 1999, the Corporation established an employee stock ownership plan ("ESOP") for the benefit of eligible employees. As of December 31, 2002, the plan had acquired a total of 65,297 shares of the Corporation's stock. This represented both committed-to-be released shares and unearned shares. Under the plan, the shares of stock committed-to-be released into the Corporation's participant's accounts is directly proportional to the ratio of the principal reductions to the total original principal amount. Under Statement of Position 93-6, "Employer's Accounting for Employee Stock Ownership Plans", the compensation expense recognized was based on the fair value of the committed-to-be released shares which was $53,000 for 2002. As of December 31, 2002, 23,398 shares were committed-to-be released, with 41,899 remaing unearned. The value of unearned shares as of December 31, 2002, was $398,000.

The ESOP borrowed $500,000 from a bank to purchase shares of the Corporation stock (see Note 11). The ESOP intends to repay the loan (plus interest) using Company contributions.

Information regarding the ESOP transactions for the year ended December 31, 2002 is as follows:

	(in thousands)
Amounts paid by ESOP for:	
Debt repayment	$50
Interest	$17
Other	$17
Amounts received from the Company as:	
Contributions	$84

Stock Option Plans - The Corporation has five stock-based compensation plans. Under the 1996 and 2000 Employee Stock Option Plans ("Employee Plans"), the Corporation was authorized to grant options to key employees for up to 58,564 and 66,000 shares of common stock, respectively. No options are presently available for grant under the 1996 Employee Stock Option Plan. In 2002, 24,000 shares were granted under the 2000 Employee Stock Option Plan. As of December 31, 2002 options for 471 were available for grant under this plan. Under the 1996 Stock Option Plan for Nonemployee Directors 48,315 shares were granted and none are available for grant. Under the 1999 Stock Option Plan for Directors, the Corporation was authorized to grant options for up to 66,000 shares of common stock. Under the 2002 Incentive Plan awards can be made up to a maximum of 130,000 shares of common stock. Under the plan up to 40,000 shares is available for Directors and 90,000 for Employees. In 2002, 28,500 stock options were granted to employees with terms of 10 years under the 2002 Incentive Plan. Additionally, 300 shares of common stock was awarded to each Director under the Annual Stock Award provision and recorded as Director compensation. The remainder become exercisable on specified dates in the future. Under all plans, the exercise price of each option equals the market price of the Corporation's common stock at the date of grant. Under the Employee Plans an option's maximum term is ten years, and under the 1996 and 1999 directors plans, the option's maximum term is seven years.

The Corporation has estimated fair value of the options issued in 2002, 2001 and 2000 at $2.39, $3.29 and $2.84 per share, respectively, using the Black-Scholes option pricing model. If the Corporation had used the fair value method of accounting and recognized compensation costs for the plans based on the fair value of awards at the grant date, net income and earnings per share on a pro forma basis would have been as follows:

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Net income, as reported	$1,810	$1,626	$1,424
Deduct: Total stock-based employee and director compensation expense under fair value based methods of awards, net of related tax effects	(148)	(49)	(35)
Pro forma net income	$1,662	$1,577	$1,389
Earnings per share			
Basic - as reported	$0.69	$0.62	$0.55
Basic – pro forma	$0.63	$0.60	$0.53
Diluted – as reported	$0.68	$0.62	$0.55
Diluted – pro forma	$0.63	$0.60	$0.53

The fair value of each option grant is estimated on the date of the grant using Black-Scholes option-pricing model with the following weighted average assumptions.

	Year Ended December 31,		
	2002	2001	2000
Dividend yield or expected dividends	2.03%	----	----
Riskfree interest rate	4.00%	5.00%	5.00%
Expected life	10 yrs.	10 yrs.	10 yrs.
Expected volatility	21.92%	34.38%	23.41%

Following is a summary of the Corporation's five stock option plans for the periods indicated:

	Year Ended December 31, 2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	175,131	$6.80	150,888	$7.27	132,428	$7.76
Granted	52,500	8.50	59,300	5.91	37,331	5.59
Exercised	(5,856)	6.83	----	----	----	----
Forfeited	(10,264)	8.73	(35,057)	6.98	(18,871)	7.44
Outstanding, end of year	211,511	$7.13	175,131	$6.80	150,888	$7.27

The following table shows summary information about stock options outstanding at December 31, 2002:

Stock Options Outstanding				Stock Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$6.83	42,460	0.4 years	$6.83	42,460	$6.83
7.16	4,400	3.8 years	7.16	3,300	7.16
8.52 – 8.64	32,450	3.7 years	8.62	24,640	8.61
5.23	3,730	7.0 years	5.23	3,300	5.23
5.50	16,671	7.8 years	5.50	10,883	5.50
5.73 – 6.05	59,300	8.1 years	5.91	32,550	5.90
8.50	52,500	9.4 years	8.50	40,500	8.50
	211,511		$7.13	157,633	$7.23

(15) Other Operating Expense

The following is a summary of significant components of other operating expense for the periods indicated:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Advertising and public relations	$428	$292	$444
Data processing	516	403	412
Professional and regulatory fees	298	165	214
Legal fees	289	209	211
Director fees	179	176	160
Credit card processing	45	228	232
Printing and supplies	146	117	113
Telephone	138	93	71
Loan closing	90	27	77
Other insurance	75	51	69
Deposit insurance	46	58	59
Single business tax	109	99	95
Other	580	357	247
Total other operating expense	$2,939	$2,275	$2,404

(16) Taxes on Income

The Corporation and the Bank file a consolidated federal income tax return. Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Corporation's assets and liabilities. The income tax expense (benefit) for the years ending December 31, consists of the following:

	2002	2001	2000
		(in thousands)	
Current expense	$828	$1,064	$785
Deferred (benefit) expense	----	(232)	33
Total income expense	$828	$832	$818

The temporary differences and carryforwards which comprise deferred tax assets and liabilities at December 31, are as follows:

	2002	2001
	(in thousands)	
Deferred tax assets		
Provision for loan losses	$1,108	$962
Depreciation	32	73
Capital lease	180	172
Other	29	72
	1,349	1,279
Valuation allowance for deferred tax assets	----	----
Deferred tax liabilities		
Original issue discount	(37)	(43)
Unrealized gain on securities available for sale	(178)	(84)
Mortgage servicing rights	(6)	(15)
Accretion	(41)	(34)
Deferred loan fees	(50)	----
Other	(28)	----
Net deferred tax asset	$1,009	$1,103

Community Central Bank Corporation
Notes to Consolidated Financial Statements

The Corporation's effective tax rates differ from the statutory federal tax rates. The following is a summary of such differences:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Provision at statutory federal income tax rate	897	836	787
Nondeductible expenditures	25	16	33
Tax exempt municipal interest	(113)	(43)	----
Other, net	19	23	(2)
Provision at effective federal income tax rate	828	832	818

(17) Estimated Fair Value of Financial Instruments

Estimates of fair value of financial instruments have been determined using available market information and appropriate valuation methods, as outlined below. Considerable judgment is inherently required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented below do not necessarily represent amounts that the Corporation could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents: For these short term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: For marketable debt securities, estimated fair value is based on quoted market prices or dealer quotes.

Loans: For variable rate loans with no significant change in credit risk since loan origination, the carrying amount is a reasonable estimate of fair value. For all other loans, including fixed rate loans, the fair value is estimated using a discounted cash flow analysis, using interest rates currently offered on similar loans to borrowers with similar credit ratings and for the same remaining maturities. The resulting value is reduced by an estimate of losses inherent in the portfolio.

Residential mortgages held for sale: The estimated fair value of residential mortgages held for sale is the carrying amount. The duration of the portfolio is typically within two weeks or less and a commitment of sale has already occurred when the loans are funded.

Deposits: The estimated fair value of demand deposits, certain money market deposits, and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances: The estimated fair value of Federal Home Loan Bank advances is estimated using rates currently offered for funding sources of similar remaining maturities.

Repurchase agreements: The estimated fair value of short term borrowings is the carrying amount, since they mature the next day.

Accrued interest: Accrued interest receivable and payable are short term in nature; therefore, their carrying amount approximates fair value.

Guaranteed preferred beneficial interest in the Corporation's subordinated debentures: Guaranteed preferred beneficial interest in the Corporation's subordinated debentures is based on current rates for similar financing.

Commitments: Commitments to extend credit and standby letters of credit are not recorded on the balance sheet. The fair value of commitments is estimated using the fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The majority of commitments to extend credit and letters of credit would result in loans with a market rate of interest if funded. The fair value of these commitments are the fees that would be charged for similar arrangements with comparable risk and maturity. The recorded book value of deferred fee income approximates fair value.

The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The recorded carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, are as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)			
Financial Assets				
Cash and cash equivalents	$9,405	$9,405	$28,092	$28,092
Securities	58,490	58,551	45,535	45,561
FHLB stock	2,219	2,219	875	875
Residential mortgages held for sale	11,245	11,245	5,010	5,010
Loans, net of allowance	200,672	208,042	151,281	157,730
Accrued interest receivable	1,270	1,270	1,248	1,248
Financial Liabilities				
Demand and savings deposits	69,132	69,132	53,945	53,945
Time deposits	131,587	134,147	138,369	139,669
Repurchase agreements	8,006	8,006	6,739	6,739
Federal Home Loan Bank advances	44,388	46,272	13,400	13,919
Accrued interest payable	483	483	438	438
Guaranteed preferred beneficial interest in the Corporation's subordinated debentures	10,000	10,000	----	----

(18) Off-Balance Sheet Risk

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business, to meet financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Fees from issuing these commitments to extend credit are recognized over the period to maturity. Since a portion of the commitments is expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of customers. The Corporation also has legally binding commitments to extend credit in the form of loans that have been approved but not yet closed. These funds are normally disbursed unless the customer fails to comply.

Standby letters of credit are issued in connection with agreements between customers and a third party. If the customer fails to comply with the agreement, the counterparty may enforce the standby letter of credit as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Corporation after the letter of credit is enforced.

A summary of commitments not recorded on the balance sheet at December 31 is as follows:

	2002	2001
	(in thousands)	
Unused home equity lines of credit	$3,432	$2,647
Unused credit card lines	1,846	1,764
Unused portion of construction lines of credit	12,885	9,712
Unused portion of all other credit lines	37,610	40,720
Standby letters of credit	2,018	1,771
Total outstanding commitments	$57,791	$56,614

(19) Restrictions on Dividends

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank. However, dividends paid by the Bank would be prohibited of the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2002, the Bank's retained earnings available for the payment of dividends totaled $4.1 million. Accordingly, $16.5 million of the Corporation's investment in the Bank was restricted at December 31, 2002.

(20) Parent-only Financial Statements

The following condensed financial information presents the financial condition of Community Central Bank Corporation, the Parent Holding Company, (the "Parent") only, along with the results of its operations and its cash flow. The Parent has recorded its investment in the Bank and Community Central Capital Trust I at cost, plus the undistributed surplus of the Bank since it was formed. The Parent recognizes undistributed income of the Bank as noninterest income, and undistributed losses as noninterest expense. The Parent-only financial information should be read in conjunction with the Corporation's consolidated financial statements.

Parent-only Balance Sheet

	December 31,	
	2002	2001
Assets	(in thousands)	
Cash	$3,167	$916
Investment in subsidiary	28,970	19,505
Other assets	466	137
Total Assets	$32,603	$20,558
Liabilities and Stockholders' Equity		
Due to subsidiary	$146	$81
Guaranteed preferred beneficial interest in the Corporation's subordinated debentures	10,310	----
Total Liabilities	10,456	81
Common stock	13,329	13,309
Additional paid-in capital	5,035	5,009
Accumulated surplus	3,759	2,368
Unearned employee benefit	(321)	(371)
Accumulated other comprehensive income	345	162
Total Stockholders' Equity	22,147	20,477
Total Liabilities and Stockholders' Equity	$32,603	$20,558

Parent-only Statement of Operations

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Operating Income			
Interest income	$57	$34	$49
Interest Income	57	34	49
Interest expense of guaranteed preferred beneficial interest in Corporation's subordinated debentures	296	----	----
Net Interest (Loss) Income	(239)	34	49
Other expense	413	253	128
Total Operating Expense	413	253	128
Loss Before Taxes and Share in Undistributed Income of Subsidiary	(652)	(219)	(79)
Income tax benefit	(221)	(75)	(28)
Loss Before Share in Undistributed Income of Subsidiary	(431)	(144)	(51)
Dividend from subsidiary	645	300	----
Share of undistributed income of subsidiary	1,596	1,470	1,475
Net Income	$1,810	$1,626	$1,424

Community Central Bank Corporation
Notes to Consolidated Financial Statements

Parent-only Statement of Cash Flow

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Operating Activities			
Net income	$1,810	$1,626	$1,424
Adjustments to reconcile net income to net cash flow from operating activities			
Undistributed income of subsidiary	(1,596)	(1,470)	(1,475)
Increase in other assets	(329)	(25)	(2)
Increase (decrease) in other liabilities	64	79	(2)
Net Cash (Used in) Provided by Operating Activities	(51)	210	(55)
Investing Activities			
Capital contribution to subsidiaries	(7,632)	(519)	----
Net Cash Used in Investing Activities	(7,632)	(519)	----
Financing Activities			
Fractional shares paid on stock split	----	----	(1)
Stock options exercised/awards	68	----	----
Trust preferred securities	10,310	----	----
Cash dividend paid	(401)	----	----
Repurchase of stock	(43)	----	----
Net Cash Provided by (Used in) Financing Activities	9,934	----	(1)
Increase (decrease) in Cash	2,251	(309)	(56)
Cash at the Beginning of the Period	916	1,225	1,281
Cash at the End of the Period	$3,167	$916	$1,225

The following discussion compares the financial condition of the Corporation and its subsidiaries, at December 31, 2002 to December 31, 2001 and the results of operations for the years ended December 31, 2002 and 2001. This discussion should be read in conjunction with the financial statements and statistical data presented elsewhere in this report. This report contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation and the Bank. Words such as anticipates, believes, estimates, expects, forecasts, intends, is likely, plans, projects, variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted in the forward-looking statements. The Corporation undertakes no obligation to update, amend, or clarify forward looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include changes in interest rate and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in accounting standards; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; and other factors, including risk factors, referred to from time to time in filings made by the Corporation with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Assets

The Corporation's total assets have increased by 22.4%, or $52.6 million, to $287.6 million at December 31, 2002, compared with $235.0 million at December 31, 2001.

Total portfolio loans outstanding were $204.0 million as of December 31, 2002. This represented a growth of $49.8 million, or 32.3% over the year ended December 31, 2001. The growth in loans was primarily comprised of residential mortgages and commercial loans outstanding increasing $25.1 million and $25.9 million, respectively. The Corporation funded the growth of the residential mortgage loan portfolio partially through the use of Federal Home Loan Bank advances to avoid interest rate risk on these longer duration assets. The Corporation's commercial loan portfolio is primarily comprised of loans secured by real estate collateral. As of December 31, 2002, the Corporation had $29.1 million classified as commercial business and industrial loans, or 14.3% of the aggregate entire loan portfolio. The installment loan portfolio of the Corporation consisting of consumer and credit card loans was $5.7 million as of December 31, 2002 and increased $846,000 during 2002. The growth in the installment loan portfolio during 2002 was primarily boat loans. The installment loan portfolio comprises less than 3% of the entire aggregate loan portfolio.

Residential mortgages held for sale were $11.2 million at the end of 2002. This is an increase of $6.2 million from the end of 2001. Residential loans held for sale consist of residential mortgage loans with maturities of 15 to 30 years. Such loans are recorded at the lower of aggregate cost or estimated fair value and are held typically less than two weeks in duration.

The Corporation's investment portfolio of $58.5 million, increased $13 million in 2002 compared to the prior year. The investment portfolio comprises mainly federal agency debentures, mortgage backed investments, including collateralized mortgage obligations and high quality, bank qualified tax exempt municipal bonds.

The allowance for credit losses as a percentage of total loans was 1.65% as of December 31, 2002. The provision for credit losses increased to $755,000 during 2002 from $475,000 during 2001. The higher provision was due to growth in the loan portfolio. The provision in 2002 was made in accordance with assumptions incorporated into the loan loss reserve analysis. Management conducts the analysis on a quarterly basis. The analysis incorporates factors such as current net charge offs, risk identifications, delinquency, historical losses, current trends, concentration of credits, and national and economic conditions. Other factors included in management's analysis include, experience, ability and depth of lending management and staff and the loan review system. Gross loan charge-offs for 2002 totaled $468,000, with recoveries totaling $160,000. Total net charge-offs represented 0.18 percent of average portfolio loans.

Loans are placed in nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. At December 31, 2002, there was $839,000 of loans placed in nonaccrual status. Commercial loans and lease financing receivables are to be reported as being in nonaccrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may stay on accrual status. However, if the loan is not brought current before 120 days past due, the loan should be reported as nonaccrual. A nonaccrual asset may be restored to an accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, and in the process of collection.

A debt is "well-secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guaranty of a financially responsible party. A debt is "in the process of collection" if collection of a debt is proceeding in due course either through legal action, including judgment enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future, generally within the next 90 days.

In each accounting period, management evaluates the condition of the loan portfolio to determine the adequacy of the allowance for loan losses. Consideration is also given to off-balance sheet items that may involve credit risk, such as commitments to extend credit and financial guarantees. Management's evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, adequacy of collateral, industry concentrations within the portfolio, and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above.

The primary risk element considered by management regarding each installment and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Bank's position. The primary risk elements concerning commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers, and periodically reviews existence of collateral and its value.

At December 31, 2002, there are no loans that are not referenced in Note 5 of the Notes to Consolidated Financial Statements where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of the borrowers to fully comply with present loan repayment terms and which may result in disclosure of such loans in the future.

Although management believes that the allowance for credit losses is adequate to absorb losses as they arise, there can be no assurance that the Bank will not sustain losses in any given period that could be substantial in relation to the size of the allowance for credit losses. It must be understood that inherent risks and uncertainties related to the operation of a financial institution require management to depend on estimates, appraisals and evaluations of loans to prepare the Corporation's financial statements. Changes in economic conditions and the financial prospects of borrowers may result in changes to the estimates, appraisals and evaluations used. In addition, if circumstances and losses differ substantially from management's assumptions and estimates, the allowance for loan losses may not be sufficient to absorb all future losses, and net income could be significantly impacted.

Liabilities

Deposits and FHLB advances increased $39.4 million. The net deposit growth of $8.4 million in 2002 was comprised of increases of $17.4 million, 37.5%, in demand deposits, money market and NOW accounts that were partially offset by a decrease of $9.0 million in savings and jumbo certificates of deposit ($100,000 and over). The Corporation funded growth in longer-term loans and investments through Federal Home Loan Bank advances, which increased $31.0 million.

Capital

Shareholders' equity was $22.1 million at December 31, 2002, a $1,670,000 increase from December 31, 2001. The increase resulted from net income of $1,810,000, coupled with an equity increase reflecting a change in unrealized gains of the available for sale security portfolio of $183,000. An additional net increase of $50,000 was recorded to reflect the reduction in the employee stock ownership plan ("ESOP") loan and valuation of compensation expense recognized. Additional items affecting shareholder's equity included cash dividend declarations, common stock repurchases and stock option exercises of $401,000, $43,000 and $68,000, respectively. The ESOP was funded with an outside loan that has been recorded as if it was long-term debt of the Corporation. The repayment of debt is recorded as a reduction in the long-term liability and an increase in equity.

Net Interest Income

The Corporation expects net interest income to be its principal source of future income. During 2002 net interest income was $8.4 million. The Corporation's net interest margin for the year was 3.43% on a fully taxable equivalent basis.

The following table shows the dollar amount of changes in net interest income for each major category of interest earning asset and interest bearing liability, and the amount of change attributable to changes in average balances (volume) or average rates for the periods shown. Variances that are jointly attributable to both volume and rate changes have been allocated to the volume component.

	Year Ended December 31, 2002 vs. 2001			Year Ended December 31, 2001 vs. 2000		
		Increase (Decrease) Due to Changes In			(Increase (Decrease) Due to Changes In	
	Total	Volume and Both	Rate	Total	Volume and Both	Rate
	(in thousands)					
Earning Assets - Interest Income						
Federal funds sold	($694)	($117)	($577)	($295)	$142	($437)
Securities	465	853	(388)	949	1,052	(103)
Loans	(349)	1,860	(2,209)	(1,800)	(34)	(1,766)
Total	578	2,596	(3,174)	(1,146)	1,160	(2,306)
Deposits and Borrowed Funds - Interest Expense						
NOW and money market accounts	67	77	(10)	(167)	10	(177)
Savings deposits	(91)	(10)	(81)	(92)	(9)	(83)
Time deposits	(2,420)	(31)	(2,389)	(917)	482	(1,399)
Other borrowings	690	721	(31)	335	340	(5)
Capitalized lease obligation and ESOP loan	(16)	(9)	(7)	(16)	(8)	(8)
Guaranteed preferred interest in Corporation's subordinated debentures	288	288	----	----	----	----
Total	(1,482)	1,036	(2,518)	(857)	815	(1,672)
Net Interest Income	$904	$1,560	($656)	($289)	$345	($634)

For the year ended December 31, 2002, net interest income increased by 12%, or $904,000 over 2001. Net interest income increased 12% from 2001 to 2002, due to an expanded earning asset base, as the net interest margin compressed slightly from 3.60% on a fully tax-equivalent basis to 3.43%, for the years 2001 and 2002, respectively. In 2002, the continued low interest rate environment produced an extremely fast pace of refinancing activity in the residential and commercial real estate portfolios at relatively lower interest rates. This coupled with the inability of many deposit products to reprice downward because of already low interest rates, acted to slightly compress the Corporation's net interest margin.

Average Balance Sheet

The following table shows the Corporation's consolidated average balances of assets, liabilities, and equity. The table also details the amount of interest income or interest expense and the average yield or rate for each category of interest earning asset or interest bearing liability, and the net interest margin for the periods indicated. The average balance of securities represents amortized cost. Interest income on loans includes loan fees.

	Year Ended December 31, 2002			2001			2000		
	Average Balance	Interest Income/ Expense	Average Rate Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rate Earned Paid	Average Balance	Interest Income/ Expense	Average Rate Earned/ Paid
					(in thousands)				
Assets									
Federal funds sold	$16,449	$280	1.70%	$23,300	$974	4.18%	$19,892	$1,269	6.38%
Securities	52,978	2,392	4.52	34,804	1,927	5.65	15,477	978	6.32
Loans	180,953	12,284	6.79	153,547	12,633	8.23	153,965	14,433	9.37
Total Earning Assets/ Total Interest Income	250,380	14,956	5.97%	210,931	15,534	7.36%	189,334	16,680	8.81%
Cash and due from banks	6,089			5,904			5,223		
All other assets	1,579			1,367			1,680		
Total Assets	$258,048			$218,202			$196,237		
Liabilities and Equity									
NOW and money market accounts	$24,205	307	1.27%	$18,150	240	1.32%	17,381	407	2.34%
Savings deposits	6,784	65	0.96	7,865	156	1.98	8,337	248	2.97
Time deposits	135,349	4,564	3.37	136,281	6,984	5.12	126,866	7,901	6.23
FHLB advances and repurchase Agreements	31,412	1,162	3.70	11,931	472	3.96	3,347	137	4.09
Capitalized lease and ESOP	1,308	147	11.24	1,391	163	11.72	1,456	179	12.29
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,151	288	5.59	----	----	----	----	----	----
Total Interest Bearing Liabilities/ Total Interest Expense	204,209	6,533	3.20%	175,618	8,015	4.56%	157,387	8,872	5.64%
Noninterest bearing demand deposits	31,674			21,907			20,003		
All other liabilities	858			918			896		
Stockholders' equity	21,307			19,759			17,951		
Total Liabilities and Stockholders' Equity	$258,048			$218,202			$196,237		
Net Interest Income		$8,423			$7,519			$7,808	
Net Interest Margin (Net Interest Income/Total Earning Assets)			3.36%			3.56%			4.12%
Taxable equivalent			3.43%			3.60%			4.12%

Noninterest Income

Noninterest income increased by 210.5%, to $5.5 million for 2002. Mortgage banking income of $4.8 million provided the largest segment of growth in noninterest income. The mortgage banking income consisted of origination fee income received by the Mortgage Company upon the sale of residential mortgages. The corresponding compensation expense paid to the originators employed by the Mortgage Company is recorded as salary, benefits and payroll taxes in the noninterest expense section of the Consolidated Statement of Operations. The increase in mortgage banking income was partially the result of additional mortgage origination offices established in 2002. Additionally, the increased demand for mortgages was due in part to the interest rate environment experienced in 2002. Other income of $189,000 was reduced in 2002, as the Corporation discontinued the processing and related income of merchant credit card sales. Security sales of $19.3 million and $17.4 million for 2002 and 2001, respectively, resulted in net security gains of $262,000 and $285,000, respectively. The gains were the result of portfolio restructuring and maximization of the investments overall returns.

Noninterest Expense

Noninterest expense increased by 65.7% over 2001, to $10.5 million in 2002. This was primarily the result of increased expenses associated with increased mortgage origination volume. Increases in expenses as the result of the mortgage subsidiary were more than offset by the noninterest income generated. Total salaries and benefits increased $3.2 million over 2001. Salaries, commissions and benefits from the mortgage subsidiary were $3.9 million for 2002. Increases in salaries and benefits without the mortgage subsidiary was $99,000 or 4.0%, again reflecting the growth of the Corporation and the resulting increases in staffing and merit pay. Net occupancy expense of $1.2 million increased $286,000, or 32.9%, due to the expansion of the mortgage subsidiary and the resulting leases and occupany related costs on new mortgage origination offices. Other operating noninterest expense of $2.9 million increased $664,000 over 2001, as the result of continued growth of the Corporation and mortgage unit.

Liquidity and Asset/Liability Management

The liquidity of a Corporation allows it to provide funds to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of other investment opportunities. Funding of loan requests, providing for liability outflows, and managing interest rate risk require continuous analysis to match the maturities of specific categories of loans and investments with specific types of deposits and borrowings. Corporation liquidity depends upon the mix of the banking institution's potential sources and uses of funds. For the Corporation, the major sources of liquidity have been deposit growth, federal funds sold, loans and securities which mature within one year, and sales of residential mortgage loans. Additional liquidity is provided by three facilities totaling $18.5 million, unsecured federal funds borrowing facilities, and a $75.0 million secured line of credit with the FHLB, of which $44.4 million is used. The Corporation's large deposits which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of jumbo time certificates of deposit.

In addition to normal loan funding and deposit flow, we also need to maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. As of December 31, 2002, we had a total of $55.8 million in unfunded loan commitments and $2.0 million in unfunded standby letters of credit. As of December 31, 2002, $75.6 million in certificates of deposit are projected to mature in 2003. Many of these certificates of deposit are automatically renewable. We believe that the Corporation has sufficient funds and resources to meet all short and long-term liquidity needs.

In January 2003, the Bank purchased its main office and the adjacent property known as 120 North Main Street. The adjacent property location will be used for expansion of the banking and mortgage operations. The preliminary construction and development costs are expected to be more than offset, on an annualized per square foot basis, by the corresponding reduction in lease expense currently paid to an outside landlord. The completed project, which is in early stages of development, is estimated to cost in the range from $2 to $3 million.

Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest margin, an important factor in earnings growth and stability. Emphasis is placed on maintaining a controlled rate sensitivity position, to avoid wide swings in margins and to manage risk due to changes in interest rates.

The Corporation's Asset Liability Committee ("ALCO") meets periodically. Some of the major areas of focus of the ALCO incorporate the following overview functions: review the interest rate risk sensitivity of the Bank to measure the impact of changing interest rates on the Bank's net interest income, review the liquidity position through various measurements, review current and projected economic conditions and the corresponding impact on the Bank, ensure that capital and adequacy of the allowance for loan losses are maintained at proper levels to sustain growth, monitor the investment portfolio, recommending policies and strategies to the Board that incorporate a better balance of our interest rate risk, liquidity, balance sheet mix and yield management, and review the current balance sheet mix and proactively determine the future product mix.

The Corporation currently utilizes two quantitative tools to measure and monitor interest rate risk: static gap analysis and net interest income simulation modeling. Each of these interest rate risk measurements has limitations, but management believes when these tools are evaluated together, they provide a balanced view of the exposure the Corporation has to interest rate risk.

The following table shows the maturity and repricing distribution of the Corporation's interest earning assets and interest bearing liabilities as of December 31, 2002, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities), and the cumulative interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate sensitive within a period when it matures or could be repriced within such period, generally according to its contractual terms. Loans are presented net of unearned income, gross of the allowance, while securities are shown at amortized cost. Assumptions incorporated into the time table include estimates of partial redemptions on NOW, Money Market and savings accounts. Prepayment of loans and securities are also included at current levels as of December 31, 2002. Additionally, many variable rate loans have interest rate floors the effects of which are incorporated in this table.

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
			(in thousands)		
Interest earning assets					
Federal funds sold	$3,000	$ ----	$ ----	$ ----	$3,000
Securities, at amortized cost	17,067	12,591	16,799	11,509	57,966
FHLB stock	----	----	----	2,219	2,219
Loans (including held for sale)	60,973	31,352	87,873	35,096	215,294
Total	81,040	43,943	104,672	48,824	$278,479
Interest bearing liabilities					
NOW and money market accounts	4,175	12,474	14,916	----	$31,565
Savings deposits	427	1,333	3,572	----	5,332
Jumbo time deposits	38,301	18,596	18,301	2,472	77,670
Time deposits < $100,000	15,236	10,297	27,259	1,125	53,917
Repurchase agreements	8,006	----	----	----	8,006
FHLB and Repo sweeps	3,000	8,000	18,000	15,388	44,388
Capitalized lease obligation and ESOP loan	333	36	306	597	1,272
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	10,000	----	----	----	10,000
Total	79,478	50,736	82,354	19,582	$232,150
Rate sensitivity gap	$1,562	($6,793)	$22,318	$29,242	
Cumulative rate sensitivity gap		($5,231)	$17,087	$46,329	
Rate sensitivity gap ratio	1.02%	0.87%	1.27%	2.49%	
Cumulative rate sensitivity gap ratio		0.96	1.08	1.20	

The table above indicates the time periods in which interest earning assets and interest bearing liabilities will mature or may be repriced, generally in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Based on the table above, the Corporation is considered to be slightly asset sensitive in a three-month repricing range and slightly liability sensitive in a cumulative one-year repricing range as of December 31, 2002.

The bank also began to evaluate interest rate risk using a simulation model in 1999. The use of simulation models to assess interest rate risk is an accepted industry practice, and the results of the analysis are useful in assessing the vulnerability of the bank's net interest income to changes in interest rates. However, the assumptions used in the model are oversimplifications and not necessarily representative of the actual impact of interest rate changes. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds of various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities, and changes in market conditions impacting loan and deposit volumes and pricing. These assumptions are inherently uncertain, and subject to fluctuation and revision in a dynamic environment. Therefore, the model cannot precisely estimate future net interest income or exactly predict the impact of higher or lower interest rates. Actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, changes in market conditions, management's pricing decisions, and customer reactions to those decisions, among other factors.

On a quarterly basis, the net interest income simulation model is used to quantify the effects of hypothetical changes in interest rates on the Corporation's net interest income over a projected twelve-month period. The model permits management to evaluate the effects of shifts in the Treasury Yield curve, upward and downward, on net interest income expected in a stable interest rate environment.

As of December 31, 2002, the simulation model projects net interest income would increase by 3.0% of the base net interest income, assuming an instantaneous parallel shift upward in the yield curve by 200 basis points. Conversely, if the yield curve were to decrease by 200 basis points, the model projects net interest income would decrease by 2.3%.

Community Central Bank Corporation
Stockholder Information

SEC Form 10-KSB

Copies of the Corporation's annual report on Form 10-KSB, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Ray T. Colonius; Corporate Treasurer, Community Central Bank Corporation, 100 North Main Street, PO Box 7, Mount Clemens, MI 48046-0007.

Stock Information

The common stock of Community Central Bank Corporation is quoted on the Nasdaq National Market (NNM) under the ticker symbol "CCBD." At December 31, 2002, there were approximately 300 record holders of the Corporation's common stock.

The following table shows the high and low bid prices by quarter during the past two years. The quotations reflect bid prices as reported by the Nasdaq National Market, and do not include retail mark-up, mark-down or dealer commission.

2002 Bid Prices

Quarter	High	Low	Cash Dividends Declared
Fourth	$9.57	$7.56	$0.05
Third	8.25	7.50	0.05
Second	10.75	7.50	0.05
First	8.76	7.15	----

2001 Bid Prices

Quarter	High	Low	Cash Dividends Declared
Fourth	$8.50	$5.80	$ ----
Third	6.75	4.81	----
Second	5.95	5.50	----
First	6.06	5.00	----

Community Central Bank Corporation
Stockholder Information

Primary Market Makers

Raymond James & Associates, Inc.
880 Carillon Park
St. Petersburg, FL 33716

Howe Barnes Investment, Inc.
135 South LaSalle St.
Chicago, IL 60603-4398

McConnell Budd & Downes, Inc.
365 South Street
Morristown, NJ 07960

Knight Securities, L.P.
525 Washington Blvd.
Jersey City, NJ 07310

Hill, Thompson, Magid & Co., Inc.
15 Exchange Place
Jersey City, NJ 07302-3912

Sandler O'Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022

Wedbush Morgan Securities, Inc.
1000 Wilshire Blvd., 9th Floor
Los Angeles, CA 90017

Stock Registrar and Transfer Agent

State Street Bank & Trust Company
c/o Boston EquiServe
PO Box 43011
Providence, RI 02940-3011
Shareholder Inquiries 1-800-426-5523

Independent Auditor

Plante & Moran, PLLC
2601 Cambridge Ct., Suite 500
Auburn Hills, MI 48326

Legal Counsel

Silver, Freedman & Taff, LLP
1700 Wisconsin Avenue, N.W.
Washington D.C. 20007

Information

News media representatives and those seeking additional information about the Corporation should contact Ray T. Colonius, Corporate Treasurer, at (586) 783-4500, or by writing him at 100 North Main Street, PO Box 7, Mount Clemens, MI 48046-0007.

Annual Meeting

This year's annual meeting of stockholders will be held at 9:00 a.m., on Tuesday, April 15, 2003, at Fern Hill Country Club, 17600 Clinton River, Clinton Township, MI 48036.

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COMMUNITY
CENTRAL BANK
CORPORATION

100 N. Main Street, P.O. Box 7
Mt. Clemens, MI 48046-0007 586.783.4500
www.communitycentralbank.com